                                   EXHIBIT 3

MANAGEMENT'S DISCUSSION AND ANALYSIS

HEDGING

Companies use derivatives to hedge or counteract possible fluctuations in the price of commodities or interest rates. This permits mitigation of price or interest rate risk due to market fluctuations.

OVERVIEW***

Suncor Energy Inc. is a Canadian company comprised of three operating businesses: an oil sands operation (Oil Sands); a natural gas business (Natural Gas - NG, formerly the Exploration and Production business); and a refining and marketing operation (Sunoco). Suncor markets its crude oil production, diesel fuel and byproducts through its wholly owned subsidiary Suncor Energy Marketing Inc. Suncor's corporate centre is located in Calgary, Alberta, Canada. Suncor is currently commissioning an oil shale demonstration project known as the Stuart Oil Shale Project.

2000 EARNINGS INCREASED 103%

Net earnings for the year increased to $377 million, from $186 million in 1999. Cash flow from operations was $958 million, compared with $591 million in 1999. During the year, several transactions impacted net earnings and cash flow from operations that were not viewed as ongoing operational earnings and cash flow. These transactions included Suncor's write-down of the carrying value of the Stuart Oil Shale Project, restructuring costs and divestment gains in NG and Project Millennium start-up costs. Refer to Notes 2 and 3 in Suncor's Consolidated Financial Statements for further information.

Operational earnings in 2000 increased to $427 million from $167 million in 1999. Operational cash flow from operations was over $1 billion, representing the eighth consecutive year of cash flow growth. Operational cash flow in 1999 was $591 million. The non-operational transactions are explained in the Notes to the Consolidated Financial Statements. See the tables below for the components of net earnings and cash flow from operations.

NET EARNINGS COMPONENTS
----------------------------------------------------------------------------------------------
($ millions after income taxes)                                     2000       1999      1998
----------------------------------------------------------------------------------------------
Operational earnings                                                 427        167       175
NATURAL GAS
  Asset divestments                                                   69         19         3
  Restructuring                                                      (30)        --        --
STUART OIL SHALE PROJECT
  Partial asset write-down                                           (80)        --        --
OIL SANDS
  Start-up expenses - Project Millennium                              (9)        --        --
----------------------------------------------------------------------------------------------
Net earnings                                                         377        186       178
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

CASH FLOW FROM OPERATIONS COMPONENTS
----------------------------------------------------------------------------------------------
($ millions)                                                        2000       1999      1998
----------------------------------------------------------------------------------------------
Operational cash flow                                              1,009        591       580
NATURAL GAS
  Restructuring costs                                                 (9)        --        --
OIL SANDS
  Start-up expenses & overburden removal - Project Millennium        (42)        --        --
----------------------------------------------------------------------------------------------
  Cash flow from operations                                          958        591       580
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Quarterly Data: For information related to quarterly sales, net income and net income per share for the years 2000 and 1999 refer to page 78 of the 2000 annual report and the section "Financial Data".


28 SUNCOR ENERGY INC. 2000 ANNUAL REPORT

                                          MANAGEMENT'S DISCUSSION AND ANALYSIS

The $260 million increase in consolidated operational earnings in 2000 compared to 1999 resulted primarily from higher commodity prices and record Oil Sands sales volumes. Other factors that increased earnings include improved refining margins and volumes, reduced income tax rates and higher Australian/Canadian foreign exchange rate gains. These positive factors were partially offset by higher HEDGING losses and operating expenses, lower natural gas volumes, Stuart Oil Shale Project costs and reduced retail gasoline margins.

Operational cash flow in 2000 increased over 1999 primarily due to the same factors that increased earnings.


CONSOLIDATED FINANCIAL RESULTS
---------------------------------------------------------------------------------------------
($ millions)                                           2000            1999             1998
---------------------------------------------------------------------------------------------
Net earnings                                            377             186              178
Cash flow provided from operations                      958             591              580
Investing activities                                  1,607           1,290              937
Dividends - common shares                                75              75               75
          - preferred securities                         47              37                0
Long-term borrowings                                  2,192           1,306            1,298
---------------------------------------------------------------------------------------------

RELATIVE SEGMENT CONTRIBUTION
---------------------------------------------------------------------------------------------
(before the impact of corporate and elimination
 adjustments, expressed as %)                          2000            1999             1998
---------------------------------------------------------------------------------------------
NET EARNINGS
  Oil Sands                                              64              71               70
  Natural Gas                                            20              17               12
  Sunoco                                                 16              12               18
CASH FLOW PROVIDED FROM OPERATIONS
  Oil Sands                                              62              60               53
  Natural Gas                                            22              25               28
  Sunoco                                                 16              15               19
CAPITAL EMPLOYED
  Oil Sands                                              64              55               49
  Natural Gas                                            19              29               31
  Sunoco                                                 17              16               20
---------------------------------------------------------------------------------------------

INDUSTRY INDICATORS
-----------------------------------------------------------------------------------------------------
(average of the year unless otherwise noted)                       2000           1999          1998
-----------------------------------------------------------------------------------------------------
West Texas Intermediate (WTI) crude oil U.S.$/barrel at Cushing   30.25          19.30         14.40
Canadian 0.3% par crude Cdn$/barrel at Edmonton                   44.56          27.50         20.45
Light/heavy crude oil differential U.S.$/barrel -
  WTI @ Cushing/Bow River @ Hardisty                               6.84           3.42          4.54
Natural gas U.S.$/thousand cubic feet at Henry Hub                 3.90           2.27          2.14
Natural gas (Alberta spot) Cdn$/thousand cubic feet at Empress     5.08           3.00          2.25
Natural gas exports to the U.S. trillions of cubic feet            3.5*           3.4           3.1
New York Harbour 3-2-1 crack U.S.$/barrel**                        5.45           2.47          2.85
Refined product demand (Ontario) percentage change
  over prior year                                                  2.0*           3.8           2.6
Exchange rate: Cdn$:U.S.$                                          0.67           0.67          0.67
Exchange rate: Cdn$:Australian$                                    1.16           1.04          1.07
-----------------------------------------------------------------------------------------------------

* Estimate

** New York Harbour 3-2-1 crack is an industry indicator measuring the margin on a barrel of oil for gasoline and distillate. It is calculated by taking 2 times the New York Harbour gasoline margin plus 1 times the New York Harbour distillate margin and dividing by 3.

*** The tables and charts in this document form an integral part of Management's Discussion and Analysis and should be referred to when reading the narrative. References to Suncor or the Company include Suncor Energy Inc. and its subsidiaries and investment in joint ventures, unless otherwise stated. Management's Discussion and Analysis contains certain forward-looking statements that are based on Suncor's current expectations, estimates, projections and assumptions and were made by the Company in light of its experience and its perception of historical trends. All statements that address expectations or projections about the future, including statements about Suncor's strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes, operating or financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "believes", "projects", "indicates", "could", "vision", "goal", "objective" and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Suncor's business is subject to risks and uncertainties, some of which are similar to other oil and gas companies and some of which are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements as a result of known and unknown risks, uncertainties and other factors. The risks, uncertainties and other factors that could influence actual results include: changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor's products; fluctuations in commodity prices; fluctuations in exchange rates; Suncor's ability to respond to changing markets; the ability of Suncor to receive timely regulatory approvals; the successful implementation of its growth projects, including Project Millennium; the integrity and reliability of Suncor's capital assets; the cumulative impact of the resource development projects; Suncor's ability to comply with current and future environmental laws; the accuracy of Suncor's production estimates and production levels and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venturers; competitive actions of other companies, including increased competition from other oil and gas companies or from companies which provide alternative sources of energy; the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; actions by governmental authorities including increasing taxes, changes in environmental and other regulations; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to Suncor;and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor. Many of these risk factors are discussed in further detail throughout this Management's Discussion and Analysis and in the Company's Annual Information Form on file with the Alberta Securities Commission and certain other securities regulatory authorities. Readers are also referred to the risk factors described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the Company.


                                      SUNCOR ENERGY INC. 2000 ANNUAL REPORT 29

MANAGEMENT'S DISCUSSION
AND ANALYSIS

Oil Sands

BITUMEN

A thick, sticky form of crude oil. At room temperature, bitumen is like cold molasses. It must be heated or diluted before it will flow into a well or through a pipeline.

------------------------------------------------------------------------------
------------------------------------------------------------------------------

OVERVIEW

Suncor has more than 30 years' experience in mining and upgrading oil sands to produce crude oil on a commercial basis, more experience than any other company in the world.

Suncor uses the following proven technology and processes to produce oil from its leases in the Athabasca oil sands, near Fort McMurray, Alberta:

-    Giant trucks and shovels mine the bitumen-laden oil sands.

- The BITUMEN is separated from the oil sands in the extraction process. It can then be sold directly to customers or upgraded into a variety of refinery feedstocks, including sweet and sour crude oil products and diesel fuel. The resulting products can be blended to customer specifications and sent by pipeline to markets in Canada and the United States.

The Oil Sands business also has an on-site energy plant, operated and partially owned by TransAlta Energy Corporation (TransAlta). The energy plant generates steam and electricity using natural gas and petroleum coke, a byproduct of the upgrading process.

In 1999, Suncor received government approval to proceed with Project Millennium, Suncor's oil sands expansion project. By the end of 2000, all engineering and 70% of the total project was completed. Commissioning is expected to begin in the second half of 2001, with full production capacity of 225,000 barrels per day targeted by 2002. Total Oil Sands production in 2000 averaged 113,900 barrels per day.

RESULTS OF OPERATIONS AND INVESTING ACTIVITIES

2000 VS. 1999

OIL SANDS - SUMMARY OF RESULTS

-----------------------------------------------------------------
($ millions unless otherwise noted)      2000      1999      1998
-----------------------------------------------------------------
Revenue                                 1 336       889       768
Production
  (thousands of barrels per day)        113.9     105.6      93.6
Average sales price
  ($ per barrel)                        31.67     23.84     22.18
Earnings                                  315       167       145
Cash provided
  from operations                         655       405       320
Total assets                            5 079     3 178     2 081
Investing activities                    1 715     1 085       514
ROCE (%)                                 22.8      12.9      16.3
-----------------------------------------------------------------

EARNINGS ANALYSIS

RECORD PRODUCTION AND INCREASED SELLING PRICES CONTRIBUTE TO INCREASED
EARNINGS

Oil Sands earned $315 million in 2000 compared with $167 million in 1999, representing an 88% increase in earnings. Higher earnings were mainly attributable to record Oil Sands production volumes and an increase in crude oil prices. The benchmark WTI crude price increased by 57% over 1999 levels. These favourable factors were partially offset by higher hedging losses, increases in cash and non-cash expenses and lower sour crude oil prices due to widening of the light/heavy crude oil differential. Sour crude oil sales represented about 35% of sales volumes in 2000. Start-up expenses on Project Millennium, totalling $9 million (after tax) also reduced earnings in 2000.

The combined impact of pricing factors increased earnings in 2000 by $212 million from 1999 levels.


30  SUNCOR ENERGY INC. 2000 ANNUAL REPORT

                              MANAGEMENT'S DISCUSSION AND ANALYSIS - OIL SANDS

[GRAPHIC OF NORTH AMERICA HIGHLIGHTING ALBERTA CITIES]

[PHOTOGRAPGH OF MIKE ASHAR]

The year 2001 is a turning point for Oil Sands. We look forward to steady base plant operations and bringing Millennium operations up to a production capacity of 225,000 barrels per day by 2002.

MIKE ASHAR
Executive Vice President,
Oil Sands

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OIL SANDS PRODUCTION INCREASES 8%, SALES VOLUMES UP 13%

Oil Sands increased production in 2000 for the eighth consecutive year to an average of 113,900 barrels per day, from 105,600 barrels per day in 1999. This was due to increased mining from the Steepbank Mine and enhancements to base plant operations. Three weeks of prolonged cold weather in December impacted fourth-quarter production which averaged 110,000 barrels per day.

The 5C9 fractionating tower is scheduled to be shut down for maintenance before mid-2001 for approximately eight days, resulting in no oil production during this period. Suncor's 130,000 barrels per day average production target for 2001 includes the estimated impact of this maintenance work and its impact on production.

Higher production increased sales volumes to a record 115,600 barrels per day in 2000, up from 102,200 barrels per day in 1999. This volume increase resulted in a year-over-year earnings improvement of $80 million. As sales exceeded production in 2000, inventory levels in 2000 declined.

BRIDGE ANALYSIS
OF EARNINGS
(CDN$ MILLIONS)
--------------------------------
1999
--------------------------------
  Total                      167
--------------------------------
--------------------------------

2000
  Volume                      80
  Oil Price                  212
  Royalties                  (29)
  Cash Expenses              (69)
  Non-cash Expenses          (37)
  Earnings Before
    the Following            324
  Project Millennium
    Start-up                  (9)
--------------------------------
  Total                      315
--------------------------------
--------------------------------

Record sales volume and increased crude price, partially offset by higher expenses and increased hedging losses, resulted in an 88% earnings improvement.

ROYALTIES

Crown royalties payable by Suncor to the Government of Alberta increased 81% from $48 million in 1999 to $87 million in 2000 as a result of higher sales volumes and prices. The higher Crown royalties were partly offset by a $8 million decrease in royalties paid to Union Pacific (Union Resources Inc. now owned by Anadarko Petroleum Corporation) because Suncor mined fewer barrels in 2000 from the lease on which Union has a royalty interest. Mining is currently expected to be completed on the Union lease in the 2001/2002 time period.

The combined impact of the above factors was a net increase in total royalties expensed, which reduced earnings by $29 million after tax.

Crown royalties in effect for Suncor's existing Oil Sands operations require payments to the Government of Alberta of 25% of revenues less allowable costs (including capital expenditures), subject to a minimum payment of 5% of gross revenues. In 2000, Suncor made Crown royalty payments based on the 5% minimum royalty. Suncor

BRIDGE ANALYSIS OF
NET CASH DEFICIENCY
(CDN$ MILLIONS)
-------------------------------------------
1999
-------------------------------------------
  Total                                (597)
-------------------------------------------
-------------------------------------------

2000
  Operations                            292
  Working Capital                      (252)
  Investing Activities                 (630)
  Cash Flow Before the Following     (1 187)
  Project Millenium                     (42)
-------------------------------------------
  Total                              (1 229)
-------------------------------------------
-------------------------------------------

Capital spending on Project Millenium reached its peak in 2000, which is reflected in increased investing activities and working capital increase due to increased inventory value and lower payables at the end of the year. This was only partly offset by impoved cash flow operations.


                                     SUNCOR ENERGY INC. 2000 ANNUAL REPORT  31

MANAGEMENT'S DISCUSSION AND ANALYSIS - OIL SANDS

OVERBURDEN                                   MAINTENANCE SHUTDOWN
Material lying on top of the oil sands       Preventative maintenance activities
that must be removed before mining.          that involve shutting down major
Consists of muskeg, glacial deposits         parts of, or an entire facility.
and sand.

transitioned to a generic oil sands royalty agreement with the Alberta government in 1999 that provides Suncor with additional allowable cost deductions to a maximum of $158 million per year for 10 years (related to Suncor's original investment in the Oil Sands facility). In 2001, the minimum royalty rate will change to 1% of gross revenues. Suncor currently expects to pay Crown royalties at the minimum 1% rate until 2008. This is based on assumptions relating to future oil prices, production levels, operating costs and capital expenditures.

EXPENSES INCREASED

Expenses in 2000 increased by 35% over 1999 levels. The increase in expenses reduced Oil Sands earnings by approximately $115 million after tax. Cash expenses increased, resulting in a $69 million reduction in earnings. This was largely a result of increased sales levels and higher energy costs. Ore quality variability encountered during the year also contributed to the increase in costs, as operations were modified to minimize the impact. Ore quality can be expected to vary from time to time as different parts of an ore body are mined. Suncor will continue to assess ore quality for its impact on operations and costs. In addition, there were higher maintenance and operating costs relating to concurrently mining leases on both sides of the Athabasca River. Mining operations on the original leases west of the Athabasca River are expected to be shut down in 2001/2002, thereby eliminating these inefficiencies.

In addition to factors related to the current operations, cash expenses increased due to Project Millennium start-up costs of $9 million after tax.

----------------------------------------------------------------------------------
CASH AND
TOTAL OPERATING COSTS
(CDN$ PER BARREL)            1996         1997        1998        1999        2000
----------------------------------------------------------------------------------
Cash Operating Cost         12.40        13.25       11.75       11.70       12.55
Start-up Expenditures
  Project Millennium           --           --          --          --        1.00
Total Cash Cost             12.40        13.25       11.75       11.70       13.55
Non-cash Cost                2.40         2.55        2.25        3.35        3.70
----------------------------------------------------------------------------------
Total                       14.80        15.80       14.00       15.05       17.25
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Cash operating costs increased, reflecting higher operating and maintenance costs. Non-cash costs are up as a result of the higher asset base associated with the increased production and the acceleration of depreciation costs associated with the original leases.

Non-cash charges (depreciation, depletion and amortization) increased by $55 million due to:

- mine plan changes that increased OVERBURDEN amortization charges by $11 million,

- increased overburden amortization charges of $13 million due to the increase in production volumes,

- a higher depreciation expense of $18 million due to capital additions that increased production,

- higher depreciation of $11 million associated with the closing of the original leases earlier than anticipated, due to a 20 million barrel reduction in reserves recognized in 1999, and

- higher turnaround amortization charges of $2 million as a result of planned MAINTENANCE SHUTDOWN work in 1999. The $55 million increase in non-cash charges reduced earnings by $37 million.

PER BARREL OPERATING COSTS INCREASED

Cash operating costs increased to $13.55 per barrel in 2000, including $1 per barrel related to Project Millennium start-up and overburden expenditures. This compares to $11.70 in 1999. Excluding the Project Millennium component, the increase of $0.85 per barrel is due to costs associated with higher energy expenses and variable ore quality. The negative impact of these cost factors was partially offset by higher volumes.

Total operating costs per barrel in 2000 were $17.25 compared with $15.05 per barrel in 1999. Higher total operating costs were due to the same factors that affected cash operating costs, as well as increased amortization and depreciation expenses.


32  SUNCOR ENERGY INC. 2000 ANNUAL REPORT

                              MANAGEMENT'S DISCUSSION AND ANALYSIS - OIL SANDS

WORKING CAPITAL                              *  This section contains forward-
The excess of current assets (excluding         looking information. Also refer
cash) over current liabilities. The excess      to the Overview *** on page 29
measures the ability of a business to           of this report.
finance current operations; for
example, whether debt will need to
be incurred to fund growth activities.

----------------------------------------------------------------------------------
OPERATING MARGINS
(CDN$ PER BARREL)      1996         1997        1998        1999              2000
----------------------------------------------------------------------------------
Selling Price         26.84        26.36       22.18       23.84             31.67
Cash Margin           11.75        12.05        9.25       10.75       15.80-16.80
----------------------------------------------------------------------------------

The increase in margin in 2000 reflects a 57% increase in crude oil price realizations and higher cash operating costs. The margin improvement was reduced by losses associated with Suncor's hedging program that reduced the margin by $7.55 per barrel. The variation in cash margin shows the margin with and without the effect of start-up expenses for Project Millennium incurred in 2000 only. Without start-up expenses, the cash margin was $16.80, and with those expenses it was $15.80.

SELLING PRICE - The average price from the sale of crude oil, including the impact of hedging activities.

CASH MARGIN - The difference between the selling price received for products sold and cash operating cost per barrel plus royalties per barrel.

CASH MARGIN INCREASED 47% TO $15.80 PER BARREL IN 2000

Oil Sands' cash operating margin was $15.80 in 2000 compared with $10.75 per barrel in 1999. The following factors influenced cash margins during the year:

- higher crude prices (before hedging) had a favourable impact of $15.40 per barrel,

-    hedging losses had an unfavourable net impact of $7.55 per barrel,

-    cash operating costs had an unfavourable impact of $0.85 per barrel,

- Millennium start-up and overburden removal costs had an unfavourable impact of $1 per barrel, and

- higher royalties had an unfavourable impact of approximately $0.95 per barrel.

NET CASH DEFICI ENCY ANALYSIS

Cash flow provided from operations was $655 million in 2000 compared with $405 million in 1999. An increase of $292 million was primarily due to improved earnings. These earnings were partially offset by Project Millennium's $42 million start-up and overburden removal costs.

Oil Sands had an increase in WORKING CAPITAL of $252 million relative to 1999. The increase was primarily due to increased inventory value and lower accounts payable and accruals that reflected lower Project Millennium activity at the end of 2000. Payables were lower because major components of the project were received and paid for by the end of 2000. These factors were partly offset by lower trade receivables in 2000 compared with 1999, primarily due to the sale of $11 million of receivables.

Investing activities at Oil Sands increased by $630 million to $1.7 billion in 2000 from $1.1 billion in 1999. The increase was primarily due to $1.6 billion in spending on Project Millennium (including capitalized interest of $90 million).

These combined factors resulted in an increase in net cash deficiency from $597 million in 1999 to $1.229 billion in 2000.

OUTLOOK*

PROJECT MILLENNIUM

Suncor's $2.8 billion Project Millennium is designed to further increase Oil Sands production capacity, improve operational reliability and reduce operating costs.

Project Millennium is designed to increase production capacity to 225,000 barrels per day by 2002. Suncor's production goal for 2002 is estimated at an average of 210,000 barrels per day due to planned maintenance shutdown work that year. In 2000, Suncor announced a long-term sales agreement with Consumers' Co-operative Refineries Limited (CCRL). Suncor expects to begin supplying CCRL with 20,000 barrels per day of sour crude oil production from its Millennium expansion facilities by late 2002.

Project Millennium calls for an expanded mine, additional mining equipment, increased energy services support and twinning of the bitumen extraction and upgrading processes. The twinning of these facilities is expected to allow some level of cash flow to continue during scheduled plant maintenance work by allowing a portion of the operations to continue production while maintenance work elsewhere at the plant is carried out.


                                     SUNCOR ENERGY INC. 2000 ANNUAL REPORT  33

MANAGEMENT'S DISCUSSION AND ANALYSIS - OIL SANDS

PROVEN AND PROBABLE RESERVES
Annual estimates are made by Suncor of recoverable bitumen reserves associated with Company surface mineable oil sands leases. The estimates are allocated between proven and probable categories based upon criteria agreed to by management and reviewed by independent consultants. The proven reserves are considered to be conservative estimates in which there is a very high degree of confidence. Probable reserves incorporate portions of the mine that have a lower drilling density and are expected to be recovered under current approvals for a period in excess of 30 years, if further expansions do not occur. There is at least a 50 per cent chance that the proven plus probable reserve estimates will be exceeded. The bitumen estimates are converted to synthetic crude estimates on the basis of yields currently being obtained.

Assuming estimated economies of scale and reliability improvements are achieved, management believes Oil Sands could reduce its cash operating costs from its 2000 level of $12.55 per barrel (excluding Project Millennium costs) to the $8.50 to $9.50 per barrel range in 2002. These estimates were developed in 1998 based on an assumed natural gas price of approximately $2.30 per thousand cubic feet (mcf), and other assumptions relating to key variables, including the targeted level of oil production. Accordingly, these estimates are subject to change and their achievement cannot be assured. For example, these estimates do not include the impact of maintenance activities now scheduled for 2002, or changes in natural gas prices which potentially impact cash operating costs by approximately $0.50 per barrel for every $1 per mcf variance from the $2.30 per mcf assumption.

Oil Sands has PROVEN AND PROBABLE RESERVES of 422 million barrels and 2.034 billion barrels respectively on the leases it currently has regulatory approval to mine. Management believes these reserves are sufficient to support Project Millennium's planned production target of 225,000 barrels per day for a period in excess of 30 years. These reserve totals do not include the Firebag in-situ heavy oil leases described below or other oil sands leases that Suncor owns because regulatory approval to proceed with recovery from these leases must be obtained before reserves are recognized. Additional reserves would only be recognized as Suncor completes further drilling and analysis on these leases and receives approval to proceed with the Firebag Project from the Board of Directors and regulatory authorities.

REVISED COST ESTIMATE FOR PROJECT MILLENNIUM

In October 2000, a thorough analysis was completed on Suncor's Project Millennium that resulted in a revised capital cost estimate of $2.8 billion. In the first quarter of 2000, Suncor had estimated project costs could be as high as $2.45 billion, up from the original estimate of $2 billion. The capital cost estimate increased to $2.8 billion as a result of higher labour, fabrication and material costs and a $150 million change in the project's scope. The additional capital costs are expected to be financed through internally generated cash flow and additional borrowing.

Management believes that despite the added costs, Project Millennium is able to yield economic returns in excess of its 11% cost of capital if the benchmark WTI price averages U.S.$15 per barrel (and escalated at 2% per year).

At year-end, the project was 70% complete with engineering finished and all significant materials purchased. The focus for 2001 is to complete construction and begin commissioning in the second half of 2001. Full production capacity of 225,000 barrels per day is targeted by 2002.

RISK FACTORS RELATED TO PROJECT MILLENNIUM

At this stage, the main risks to Project Millennium execution include the potential for reduced productivity and increased costs that can be associated with weather or unforeseen disruptions in the supply of labour. While Project Millennium design mainly utilizes established technologies, the commissioning and integration of the new facilities with the existing asset base could cause delays in achieving the targeted production capacity of 225,000 barrels per day by 2002.

BEYOND PROJECT MILLENNIUM

In early 2000, Suncor announced a plan to further expand its oil sands facilities beyond the Project Millennium expansion currently in process, with a proposed investment of $750 million in the Firebag IN-SITU Oil Sands Project and further Oil Sands plant expansion. The commercial-scale Firebag Project is targeted to add approximately 35,000 barrels of bitumen per day in 2005. To process the additional bitumen, Suncor plans to add a vacuum tower complex to increase Oil Sands upgrading capacity to 260,000 barrels of oil per day in 2005. These plans are subject to Board of Directors and provincial regulatory approvals. Suncor submitted regulatory approval applications for the Firebag Project in 2000, and expects a regulatory decision in 2001. Subject to these approvals, construction of facilities for the first stage is scheduled to begin in the second half of 2001, with start-up in late 2003 and commissioning in 2004-2005.


34  SUNCOR ENERGY INC. 2000 ANNUAL REPORT

                              MANAGEMENT'S DISCUSSION AND ANALYSIS - OIL SANDS

IN-SITU
In-situ or "in place" refers to methods of extracting heavy oil from deep deposits of oil sands with minimal disturbance of the ground cover.

CO-GENERATION
The simultaneous production of electricity and steam from one energy source, e.g. natural gas.

The Company's long-term vision is to ultimately produce 140,000 barrels of bitumen per day from the Firebag Project by the end of this decade, and to increase total production at its Oil Sands facilities, through a combination of oil sands mining and in-situ development, to approximately 400,000 to 450,000 barrels of oil a day in 2008. Any such plans toward realizing this long-term vision would be subject to Board of Directors and regulatory approvals.

LEVERAGING ALLIANCES TO SUPPORT OIL SANDS EXPANSION

In March 1999, Suncor signed an agreement with TransAlta to build, own and operate a CO-GENERATION facility at Oil Sands with a portion of its output to help meet Suncor's long-term electricity and steam needs. This facility commenced operations early in 2001. TransAlta also assumed responsibility for operating Suncor's existing utility plant at Oil Sands on October 1, 1999.

In Spring 2000, Suncor and Williams Energy Canada, Inc. (Williams) began construction of the Hydrocarbon Liquids Conservation Project. This project is designed to extract and separate natural gas liquids and olefins from "off-gas," a byproduct of the Oil Sands upgrading process. The recovered liquids and olefins will be transported in batches via Suncor's Oil Sands pipeline to Williams' Redwater, Alberta facility for further processing. Management believes the project will help reduce sulphur dioxide emissions at Oil Sands and provide additional revenue for Suncor.

RISK/SUCCESS FACTORS AFFECTING OVERALL PERFORMANCE

The profitability of Suncor's Oil Sands business is influenced by world crude oil price levels that are difficult to predict and impossible to control. In addition, the light/heavy oil differential can have an impact on earnings. In 2000, this differential widened resulting in reduced earnings. Management believes the differential will trend toward more historical ranges in 2001 if the demand for heavy oil increases as anticipated.

Unplanned production or operational outages and slowdowns, particularly those that are weather-related, can be expected from time to time.

Suncor's relationship with its employees and provincial building trade unions is important to its future success because work disruptions have the potential to adversely affect Oil Sands operations and growth projects. Suncor's collective agreement with the Communications, Energy and Paperworkers Union Local 707 expires on May 1, 2001. Management believes its positive working relationship will continue and that a new agreement should be reached without work interruptions.

Labour agreements with other building trades expire on April 30, 2001. While Suncor is not a direct party to these agreements, they impact the Company as these trades supply labour for much of Project Millennium. Project Millennium management has developed a working relationship with the trade unions and believes a satisfactory resolution will be reached and progress on the project will not be impeded.

Also refer to "Environmental Regulation, Risk/Success Factors" in the Corporate section of this MD&A.


                                     SUNCOR ENERGY INC. 2000 ANNUAL REPORT  35

MANAGEMENT'S DISCUSSION
AND ANALYSIS

NATURAL GAS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OVERVIEW

Suncor's Natural Gas (NG) business, based in Calgary, Alberta, explores for, develops, produces and markets natural gas and natural gas liquids from the Western Canada Sedimentary Basin.

In addition to conventional production, NG is acquiring land to explore for, develop and produce coal bed methane, and is developing new service offerings to the resource sector. To date, the coal bed methane business and service offerings have not engaged in any material operations and have not earned any revenues.

STRATEGIC FOCUS

In the first quarter of 2000, a study was initiated to examine ways to improve financial and operating performance and to identify profitable growth areas for Exploration and Production (E&P), the Company's conventional oil and natural gas business. The information from the study was used to create the E&P long-term strategy that repositioned the business with a focus on natural gas and natural gas liquids, and renamed it Natural Gas (NG). NG has a goal to achieve at least 10% return on capital within five years (at mid-cycle commodity prices in the U.S. $3 - U.S. $3.50/mcf price range). The strategy for improving profitability is built on a much sharper focus on natural gas, building more competitive operating areas, improving base business efficiency and creating new services for the resource sector.

Specific strategies implemented as a result of this repositioning have had a significant impact on financial and operating results for 2000.

A portfolio optimization program was initiated in 1997 to improve the quality of the conventional asset base and net cash position through the sale of non-strategic properties. Divestments associated with the optimization were accelerated in 2000 to sharpen NG's focus on natural gas. Divestment of non-core assets contributed $314 million in 2000 to net cash surplus, an increase of $224 million over 1999 contributions and $64 million over the Company's target of $250 million. Property dispositions represented production of 10,000 barrels of oil equivalent per day (BOE/d) (100 million cubic feet equivalent per day (mmcfe/d)) at the time of the sale, including 7,000 BOE/d of crude oil and bitumen. As a result, NG's annual average production for 2000 declined to 27,200 BOE/d or 272 mmcfe/d. Production came principally from three key asset areas in western Alberta and northeastern British Columbia. Natural gas and natural gas liquids accounted for approximately 92% of production volume at the end of 2000.

RESULTS OF OPERATIONS/
INVESTING/EXPLORATION ACTIVITIES

2000 VS. 1999


NATURAL GAS - SUMMARY OF RESULTS
-------------------------------------------------------------------
($ millions unless otherwise noted)          2000     1999    1998
-------------------------------------------------------------------
Revenue                                       428      306      290
Conventional production
  (thousands BOE/d)                          27.2     36.0     41.0
Average sales price
(including impact of hedging)
  Natural gas
    ($/thousand cubic feet)                  4.72     2.44     1.95
  Crude oil ($/barrel)                      29.50    20.94    20.14
Operational earnings                           59       22       21
Net earnings                                   98       41       24
Cash flow provided
  from operations                             238      172      167
Total assets                                  762      962      943
Capital and exploration
  expenditures                                127      200      242
Return on capital
  employed (%)                               17.2      5.5      3.3
-------------------------------------------------------------------


36 SUNCOR ENERGY INC. 2000 ANNUAL REPORT

                            MANAGEMENT'S DISCUSSION AND ANALYSIS - NATURAL GAS

[GRAPHIC OF NORTH AMERICA HIGHLIGHTING ALBERTA CITIES]

We have made significant progress in our strategy to sharpen our focus on natural gas and reduce our costs. We'll continue to look for profitable opportunities for growth.

[PHOTOGRAPH OF DAVE BYLER]

DAVE BYLER
Executive Vice President,
Natural Gas

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

EARNINGS ANALYSIS

EARNINGS INCREASED BY 139% ON ASSET DIVESTMENT GAINS AND STRONGER COMMODITY
PRICES

Net earnings were up more than 139% over 1999 levels to $98 million, primarily due to divestment gains and stronger natural gas prices. Operational earnings, which exclude the impact of asset divestments and restructuring charges, increased by $37 million to $59 million in 2000 from $22 million in 1999. This was primarily due to higher commodity prices and was partially offset by lower production volumes and higher exploration and royalty expenses.

Cash flow from operations rose to $238 million from $172 million in 1999, again mainly due to higher natural gas prices.

NATURAL GAS PRICES INCREASED 93%

In 2000, NG's price averaged $4.72 per thousand cubic feet (mcf) of natural gas, compared with $2.44 per mcf in 1999.

--------------------------------
BRIDGE ANALYSIS
OF EARNINGS
(CDN$ MILLIONS)
--------------------------------
1999
--------------------------------
  Total                       41
--------------------------------
--------------------------------

2000
  Price                       94
  Volume                     (35)
  Royalties                  (28)
  Expenses                     6
  Earnings Before
    the Following             78
  Divestment
    Gains                     50
  Restructuring
    Costs                    (30)
--------------------------------
  Total                       98
--------------------------------
--------------------------------

Higher commodity prices and divestment gains more than offset the decline in production from divestments and restructuring costs.

Increased prices in 2000 were a result of increased demand and improved access to U.S. markets coupled with a relatively flat natural gas supply in North America. While crude oil made up only 15% of NG's production in 2000, crude prices were also higher, averaging $29.50 per barrel (after hedging losses), compared to $20.94 per barrel (after hedging losses) in 1999.

The combined impact of the above pricing factors increased earnings by $94 million.

PRODUCTION DECLINED 24% FROM 1999 LEVELS

NG's natural gas and liquids volumes declined to an average of 27,200 BOE/d (272 mmcfe/d) in 2000, from an average of 36,000 BOE/d in 1999. The main reasons for production declines were asset divestments associated with portfolio optimization during 1999 and 2000 (representing annual production of 1,500 and 5,500 BOE/d respectively) and natural reservoir declines. The decrease in volumes reduced earnings by $35 million compared to 1999.

--------------------------------
BRIDGE ANALYSIS
OF NET CASH SURPLUS
(CDN$ MILLIONS)
--------------------------------
1999
--------------------------------
  Total                       89
--------------------------------
--------------------------------

2000
--------------------------------
  Operations                  66
  Capital and
    Exploration
    Expenditures              72
  Divestment
    Proceeds                 224
--------------------------------
  Total                      451
--------------------------------
--------------------------------

Year-over-year improvement of $362 million in NG's net cash flow was the result of lower capital and exploration spending, proceeds from property dispositions and higher operating cash flow due to higher commodity prices.


                                      SUNCOR ENERGY INC. 2000 ANNUAL REPORT 37

MANAGEMENT'S DISCUSSION AND ANALYSIS - NATURAL GAS

* This section contains forward-       RESTRUCTURING CHARGES
  looking information. Also refer to   See note 3 to the Consolidated
  the Overview *** on page 29 of       Financial Statements.
  this report.

ROYALTIES INCREASED WITH HIGHER COMMODITY PRICES

Royalties increased to $11 per BOE ($1.10 per mcfe) in 2000, from $4.26 per BOE ($0.43 per mcfe) in 1999 due mainly to the increase in commodity prices. The increase in royalties reduced earnings by $28 million.

TOTAL EXPENSES REDUCED FROM 1999 LEVELS

Total expenses, excluding royalties and RESTRUCTURING CHARGES, were reduced by $12 million in 2000 from 1999 levels. This reflected divestment activity in 1999 and 2000. Lower non-cash expenses and lower operating expenses were partially offset by higher exploration expenses.

Non-cash expenses (depreciation, depletion and amortization) decreased by $9 million as a result of asset divestments. Operating expenses were reduced by $14 million compared to 1999 levels, due to asset divestments and improved base business efficiency. Exploration expenses were up $13 million in 2000 over 1999 due primarily to an increase in dry hole costs.

Combined, the above factors increased earnings by $6 million year-over-year.

ASSET DIVESTMENT GAINS

Completion of NG's portfolio optimization program in 2000 yielded after-tax gains of $69 million, $50 million higher than the gains reported in 1999.

RESTRUCTURING CHARGES

As a result of restructuring, charges of $65 million were recorded in the year. Earnings were reduced by $30 million.

NET CASH SURPLUS ANALYSIS

NG had a net cash surplus of $451 million in 2000, an improvement of $362 million compared to the net cash surplus of $89 million in 1999. This improvement was due to an increase in divestment proceeds of $224 million, a reduction in capital and exploration investing activities of $72 million and an improvement in cash from operating activities of $66 million.

---------------------------------------------------------------------
TOTAL PROVED RESERVES
(MILLIONS OF BARRELS OF
 OIL EQUIVALENT)             1996     1997     1998     1999     2000
---------------------------------------------------------------------
Natural Gas                    99      109      120      101       80
Liquids                        65       70       69       51       16
---------------------------------------------------------------------
Total                         164      179      189      152       96
---------------------------------------------------------------------
---------------------------------------------------------------------

During 2000, Natural Gas focused on rationalizing its asset base, primarily through the sale of oil properties, and bringing proven undeveloped reserves into production.

CAPITAL AND EXPLORATION INVESTING ANALYSIS

In 2000, NG's capital expenditures were $127 million, $73 million less than in 1999. This resulted from less exploration drilling, no heavy oil expenditures and lower gas plant, facility and well equipment expenditures. Divestment proceeds increased $224 million as a result of completing the strategic divestment program. The positive cash flow from net investing activities was part of NG's cash flow management program to support other Suncor growth initiatives.

During 2000, Natural Gas focused on rationalizing its asset base and bringing proven undeveloped reserves into production. This increased the five-year finding and development costs (excluding acquisitions) to $11 per BOE, for the five-year period ended 2000, from $8.25 per BOE, for the five-year period ended 1999.

During 2000, negative proven reserve revisions of eight million BOE (approximately 5.5% of reserves at the beginning of 2000) were recorded. This adjustment reflected a combination of lower than expected production and new information, which resulted in the downward revision. Future revisions
- positive or negative - are dependent upon such factors as actual production from reservoirs, operating costs, price assumptions and plans associated with the presence of infrastructure. These revisions were partially offset by reserve additions of five million BOE.

OUTLOOK*

Management expects the Company's natural gas strategy announced in April of 2000 will improve the bottom line of the Natural Gas business that is strategically important to Suncor. Natural gas production continues to benefit Suncor because it diversifies the Company's product portfolio and supplies a cleaner burning fuel, relative to crude oil, to meet growing market demand in North America.

Natural gas production also provides a natural hedge against growing internal natural gas demands.

---------------------------------------------------------------------
NATURAL GAS PRICING
VS. INDUSTRY AVERAGE
(CDN$/THOUSAND
 CUBIC FEET)                 1996     1997     1998     1999     2000
---------------------------------------------------------------------
Suncor Average
  Annual Price               1.50     1.93     1.95     2.44     4.72
Industry Average
  Reference Price            1.64     1.98     1.95     2.47     4.43
---------------------------------------------------------------------

NOTE: 2000 Industry average reference price is an estimate.


38 SUNCOR ENERGY INC. 2000 ANNUAL REPORT

                            MANAGEMENT'S DISCUSSION AND ANALYSIS - NATURAL GAS

During 2000, NG reduced annualized costs by approximately $15 million, approximately 80% of its $18 million to $20 million target. Consolidation of the asset base, organizational restructuring and a reduction of about 70 positions in the NG workforce contributed to reduced operating costs.

The remainder of the $18 million to $20 million annualized cost reduction target is expected to be achieved through active management of general and administrative costs. Plans to further improve efficiency and lower operating costs will focus on strategic partnerships, operating alliances and technology applications.

Divestments associated with portfolio optimization generated $314 million for the Company in 2000. With this transition now complete, management expects any acquisitions and divestments of conventional assets that may occur in 2001 will further focus NG on growth and consolidation around its three core areas in western Alberta and northeastern British Columbia.

COAL BED METHANE

In 2000, NG continued to investigate coal bed methane (CBM) as a new natural gas source for the Company. Other companies have commercially viable CBM production in the United States. Suncor is currently examining the viability of CBM projects in the United States, Australia and Canada. At year-end, Suncor had no CBM operations, but did have property in Australia, the United States and Canada, and options with respect to property in the United States.

In addition to its potential to add to Suncor's natural gas volumes, some methods of CBM production may have unique environmental benefits. Suncor is participating in research and development initiatives to investigate the potential of coal beds to sequester carbon dioxide (CO2), awaste greenhouse gas emission. In addition, CO2 pumped into the coal bed may provide an economic means of increasing production of natural gas from the coal.

-----------------------------------------------------
2000 SUNCOR NATURAL GAS MARKETS
-----------------------------------------------------
                                   (mmcf/d)      (%)
System                                   59       30
Direct                                  141       70
-----------------------------------------------------
Total                                   200      100
-----------------------------------------------------
-----------------------------------------------------

Natural Gas believes its gas portfolio is positioned to take advantage of improved pricing fundamentals.

RISK/SUCCESS FACTORS AFFECTING PERFORMANCE

The risks associated with Suncor's natural gas activities and commodity pricing should not be underestimated or viewed as predictable. Suncor expects that both natural gas and crude oil pricing will continue to be volatile due to the cyclical nature of supply and demand for these commodities.

Management continues to believe the single most important factor that will influence Natural Gas' long-term performance is its ability to consistently and competitively find and develop reserves that can be brought on stream economically. Market demand for land and services can also increase or decrease operating costs.

Management believes there are risks and uncertainties associated with obtaining regulatory approval for exploration and development activities. Working in other countries could increase these risks and add to costs or cause delays to these projects. The Company continues to work at reducing these risks through proactive consultation with stakeholders.

Also refer to "Environmental Regulation Risk/Success Factors" in the Corporate section of this MD&A.

-----------------------------------------------------
DIRECT PROPRIETARY GAS SALES
-----------------------------------------------------
                                   (mmcf/d)      (%)
British Columbia                         13        9
Midwest U.S.                             15       11
Eastern Canada                           26       19
California                               40       28
Alberta                                  47       33
-----------------------------------------------------
Total                                   141      100
-----------------------------------------------------
-----------------------------------------------------


-----------------------------------------------------
SYSTEM PROPRIETARY GAS
-----------------------------------------------------
                                   (mmcf/d)      (%)
TransCanada Gas Services                 31       53
Pan Alberta                              17       29
Canwest                                   2        3
Other                                     9       15
-----------------------------------------------------
Total                                    59      100
-----------------------------------------------------
-----------------------------------------------------


                                      SUNCOR ENERGY INC. 2000 ANNUAL REPORT 39

MANAGEMENT'S DISCUSSION
AND ANALYSIS

DISTILLATES
Diesel, jet fuels and heating oils.

Sunoco

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OVERVIEW

Sunoco Inc., Suncor's wholly owned subsidiary, operates a refining and marketing business in central Canada. Sunoco is strategically integrated with Suncor's upstream Oil Sands operations in western Canada. Its Sarnia Refinery effectively integrates Suncor's upstream and downstream businesses as part of the "value chain." The refinery has the capacity to refine 70,000 barrels of petroleum feedstocks from Oil Sands and other sources into gasoline, DISTILLATES and petrochemicals. Sunoco, in turn, benefits from having access to a reliable, long-term supply of Oil Sands feedstocks. This integration strengthens the Company as a whole.

Sunoco markets 57% of the refinery's production through controlled distribution networks in Ontario that sell gasolines and diesel to retail customers. These are:

-    301 Sunoco retail service stations,

-    11 Sunoco-branded Fleet Fuel Cardlock sites,

- 154 Pioneer-operated retail service stations (Pioneer Group Inc. is an independent retailer with whom Sunoco has a 50% joint venture partnership), and

- 54 UPI-operated retail service stations and a network of bulk distribution facilities for rural and farm fuels. (UPI Inc. is a 50% joint venture company owned by Sunoco and GROWMARK Inc., a Midwest U.S. agricultural supply and grain marketing co-operative.)

Approximately 40% of Sunoco's refined products were sold to wholesale and industrial accounts in Ontario and Quebec. Jet fuels, diesel and gasolines comprised the highest volume of sales.

The remaining 3% of Sunoco's total refined products sales were petrochemicals sold through Sun Petrochemicals Company, a 50% joint venture between Sunoco and a U.S. refinery.

Sunoco's Integrated Energy Solutions business has been marketing natural gas in Ontario since 1997. Sunoco serves more than 130,000 commercial and residential customer accounts in Ontario.

RESULTS OF OPERATIONS AND INVESTING ACTIVITIES

2000 VS. 1999

SUNOCO RESULTS SUMMARY

-----------------------------------------------------------------
($ millions unless otherwise noted)      2000      1999      1998
-----------------------------------------------------------------
Revenue                                 2 604     1 779     1 533
Refined product sales
(thousands of cubic metres)
  Sunoco retail gasoline                1 539     1 500     1 496
Total                                   5 360     5 080     5 037
Earnings (loss) breakdown:
  Refining/wholesale                       66        10        22
  Retail marketing                          9        21        16
  Energy marketing                         (7)       (4)       (1)
  Others (tax adjustments)                 13        --        --
Total                                      81        27        37
Cash flow provided
  from operations                         174       103       112
Investing activities                       59        43        64
Net cash surplus                          155       129        55
Return on capital
  employed (%)                           20.5       6.0       7.4
-----------------------------------------------------------------


40  SUNCOR ENERGY INC. 2000 ANNUAL REPORT

                                 MANAGEMENT'S DISCUSSION AND ANALYSIS - SUNOCO

[GRAPHIC OF NORTH AMERICA HIGHLIGHTING ONTARIO CITIES]

[PHOTOGRAPGH OF TOM RYLEY]

We continue to assess opportunities to expand Sunoco's customer offering in Ontario, and that includes marketing more environmentally focused fuels and possibly electricity.

TOM RYLEY
Executive Vice President,
Sunoco

--------------------------------------------------------------------------------

-----------------------------------------------------------
SUNOCO SALES BY CHANNEL
(PERCENTAGE)
-----------------------------------------------------------
Sunoco Retail Service Stations, Cardlock Sites,
  and Joint-Venture Operated Sites*                      57
Wholesale/Industrial                                     40
Sun Petrochemicals Company                                3
-----------------------------------------------------------

*Controlled distribution channel

BRIDGE ANALYSIS
OF EARNINGS
(CDN$ MILLIONS)
--------------------------------
1999
--------------------------------
  Total                       27
--------------------------------
--------------------------------

2000
  Margin                      45
  Volume                       8
  Ancillary Income             9
  Joint Ventures               1
  Integrated Energy
    Solutions                 (3)
  Expenses                   (19)
  Tax Rate Adjustment         13
--------------------------------
  Total                       81
--------------------------------
--------------------------------

Higher refining margins and volumes were the key factors of improved operating earnings in 2000. Tax adjustments related to revaluation of future income tax balances further increased total earnings by $13 million.

EARNINGS AND BUSINESS ANALYSIS

OVERALL EARNINGS HIGHEST ON RECORD

Sunoco's earnings rose to $81 million in 2000, compared with $27 million in 1999 - its best earnings on record. This improvement was mainly due to higher volumes and refining margins, but was partially offset by lower retail margins, higher expenses and losses in Integrated Energy Solutions. Reductions in income tax rates in 2000 increased earnings by a further $13 million due to the revaluation of future income tax balances. Return on capital employed rose to 20.5%, compared with 6% in 1999, due primarily to improved earnings.

BRIDGE ANALYSIS OF
NET CASH DEFICIENCY
(CDN$ MILLIONS)
-------------------------------------------
1999
-------------------------------------------
  Total                                 129
-------------------------------------------
-------------------------------------------

2000
  Operations                             71
  Working Capital                       (29)
  Investing Activities                  (16)
-------------------------------------------
  Total                                 155
-------------------------------------------
-------------------------------------------

Improvement in cash flow from operations was partially offset by a lower reduction in working capital compared to 1999. Total capital spending was higher than 1999 due to planned maintenance work completed at the Sarnia Refinery.


                                     SUNCOR ENERGY INC. 2000 ANNUAL REPORT  41

MANAGEMENT'S DISCUSSION AND ANALYSIS - SUNOCO

REFINING EARNINGS UP $56 MILLION OVER LAST YEAR

Earnings from refining activities increased to $66 million in 2000 compared with $10 million in 1999. Sales of refined products averaged 92,200 barrels per day (bpd), compared with 86,800 bpd in 1999. The higher refining earnings were largely a result of an increase in refining margins to 5.9 cents per litre (cpl) compared with 4 cpl in 1999, due to tight international supply and demand for gasoline and distillates. This factor alone increased year-over-year earnings by $47 million. Higher wholesale gasoline and distillate sales volumes increased refining earnings by $6 million over 1999. Improved performance in joint venture investments also increased earnings by $2 million over last year, due primarily to improved margins. Refining earnings were further improved as a result of a $5 million benefit from selling lower cost inventory as described in Note 8 to the Consolidated Financial Statements.

During the year, the Sarnia Refinery completed a planned turnaround on time and within budget. However, several unplanned outages at the refinery during the year tightened the product supply and required additional purchases to meet customer demand. Total expenses increased by $7 million over 1999. This was due to higher natural gas and steam costs, and higher freight costs due to operational outages. The increase in expenses was partially offset by a $3 million mark-to-market gain on the forward purchase of crude oil.

Sunoco cardlock diesel sales volumes doubled in 2000 due to marketing initiatives and an expansion of the diesel cardlock network. At the end of the year, Sunoco signed a joint venture agreement with Fifth Wheel Corporation, a major truck stop operator, which will provide Sunoco with another controlled distribution channel for distillates sales.

----------------------------------------------------------------------------------
MARGIN
(CDN CENTS PER LITRE)        1996         1997        1998        1999        2000
----------------------------------------------------------------------------------
Sunoco-based Retail
  Gasoline Margin             5.7          6.8         7.0         7.4         6.6
Refining Margin               4.4          4.6         4.1         4.0         5.9
----------------------------------------------------------------------------------

Refining margins improved from last year due to the tight supply situation North America experienced during the year. Retail margins declined, on the other hand, as the rapidly rising costs of crude oil could not be fully recovered.

REDUCED MARGINS IMPACT RETAIL MARKETING PROFITABILITY

Earnings from retail marketing declined to $9 million in 2000 compared with $21 million in 1999. Total retail volumes at Sunoco retail service stations grew more than 2% in 2000, increasing earnings by $2 million over 1999. However, retail gasoline margins from the Sunoco branded network decreased $7 million from 1999 (6.6 cpl in 2000 compared with 7.4 cpl in 1999). Margins were negatively impacted because the rapidly increasing crude costs could not be fully recovered. Similarly, joint venture profitability declined $1 million from prior year, although total sales volumes improved by more than 5% over 1999.

Sales of premium products, such as Ultra 94, also declined due to the significant crude oil-driven increase in retail prices during the year. In 2000, a new retailer agreement with different cost and revenue allocations was implemented, contributing to a $15 million increase in total expenses over 1999. This increase was partially offset by a corresponding increase of $9 million in ancillary income and royalties under the new arrangement. The net increase of $6 million was due mostly to commencement of a pilot internet marketing site and higher costs associated with customer loyalty programs and bank credit cards. These cost increases resulted from higher retail prices.

Average throughput at Sunoco-branded sites grew 4% in 2000, to 5.3 million litres per site from 5.1 million litres per site in 1999. The increased efficiency reflects improvement in retail volumes resulting from marketing initiatives.

Sunoco's customer loyalty program with the Canadian Automobile Association's
(CAA) Ontario clubs has continued to gain popularity since its introduction in 1998. In 2000, Sunoco encouraged an additional 15% of CAA members to use their cards to earn savings on CAA membership when purchasing Sunoco products and services. Sunoco now serves more than 66% of the 1.8 million CAA members in Ontario.


42  SUNCOR ENERGY INC. 2000 ANNUAL REPORT

                                 MANAGEMENT'S DISCUSSION AND ANALYSIS - SUNOCO

*  This section contains forward-
   looking information. Also refer
   to the Overview *** on page
   29 of this report.

------------------------------------------------------------------------------------------
SUNOCO-BRANDED RETAIL
NETWORK EFFICIENCY*
(MILLIONS OF LITRES PER SITE)        1996         1997        1998        1999        2000
------------------------------------------------------------------------------------------
Throughput                            4.2          4.3         5.0         5.1         5.3
Number of Sites                       333          332         310         305         301
------------------------------------------------------------------------------------------

Site throughput continued to improve, reflecting higher volumes that resulted from marketing initiatives such as the loyalty program with the Canadian Automobile Association (CAA).

* THROUGHPUT PER SITE - Millions of litres per site based on the average number of sites at the beginning and end of the year.

   SITES - Number at year-end, excluding joint venture owned sites.

Sunoco launched a branded Affinity Card Program in July to further strengthen customer loyalty. This program offers discounts to natural gas customers to encourage retail product purchases.

Sunoco's joint venture investment, Pioneer Petroleums, was named a winner of "Canada's 50 Best Managed Private Companies Program" for 2000, sponsored by Arthur Andersen, CIBC and the NATIONAL POST.

INTEGRATED ENERGY SOLUTIONS LOSES $7 MILLION

Integrated Energy Solutions (IES), Sunoco's retail natural gas marketing division, lost $7 million in 2000 compared with a loss of $4 million in 1999. The rapid increase in natural gas prices during 2000 was a major factor, since some of Sunoco's customer contracts were tied to regulated rates that lagged the rising market prices. Over 95% of these agreements have now been restructured to match fixed price sales contracts with fixed price supply, and yield a positive margin in 2001.

IES exited the heating, ventilation and air conditioning market in 2000, and closed its Home Energy Dealer Network. These decisions do not affect Sunoco's interests in the natural gas marketing business. Costs associated with the shutdown were not material to Sunoco's overall earnings.

NET CASH SURPLUS ANALYSIS

Net cash flow increased to $155 million in 2000 compared with $129 million in 1999. Cash flow from operations increased to $174 million compared with $103 million in 1999. This was primarily a result of the higher earnings from the refining operations, which were partially offset by lower retail earnings.

Working capital decreased by $40 million in 2000, down $29 million compared with a $69 million decrease in 1999. The decline was due to a $25 million unfavourable change in current assets, due mostly to higher trade receivables reflecting the increased sales volumes and higher product prices, and lower reduction in inventory compared with 1999. Net change in cur rent liabilities was $4 million lower than 1999, resulting from the increased costs of feedstocks purchased.

Capital spending increased to $59 million versus $43 million in 1999, primarily due to a major hydrocracker maintenance shutdown at the Sarnia Refinery.

OUTLOOK*

Sunoco has identified five focus areas:

-    Maximize refinery competitiveness,

-    Increase business integration,

-    Continue to grow core business,

-    Capitalize on long-term growth opportunities, and

-    Continue to improve environmental performance.

MAXIMIZING REFINERY COMPETITIVENESS

Sunoco's goal is to achieve levels of profitability and efficiency at the Sarnia Refinery by 2002 to position it in the top one-third of North American refineries of similar size and complexity. A three-year organizational realignment to reduce refining costs is expected to be completed in 2001. Plans are in place to improve energy efficiency and enhance systems processes.


                                     SUNCOR ENERGY INC. 2000 ANNUAL REPORT  43

MANAGEMENT'S DISCUSSION AND ANALYSIS - SUNOCO

ANCILLARY INCOME
Income earned from such activities
as car washes, sale of fast foods and
confectionary items.

To reduce exposure to energy cost increases expected when the electricity market deregulates, the refinery negotiated a fixed rate supply contract to lock in the cost of a portion of its electricity for three years from the date that electricity deregulation begins. In addition, negotiations continue with TransAlta Energy Corporation to purchase steam and electricity from the Sarnia Regional Co-generation Project that is expected to commence at the end of 2002.

INCREASED BUSINESS INTEGRATION

Sunoco restructured in 2000 to increase operating efficiencies. The changes are designed to enable Sunoco to better execute its business strategies by providing greater focus on Sunoco-wide performance. No significant changes have been made to Sunoco's business strategies. The reorganization reduces the number of business units from three to two, called Rack-Back and Rack-Forward. Sunoco will base its financial reporting on this structure starting January 1, 2001.

Under the new structure, Rack Forward will include retail operations, wholesale and commercial sales, natural gas marketing, and the UPI and Pioneer joint venture investments. Rack Back will include refining operations and sales to the refinery's largest industrial and reseller customers, including Sun Petrochemicals Company.

CONTINUED CORE BUSINESS GROWTH

Rack-Forward will continue to focus on marketing Sunoco-branded products, managing retail assets, wholesale and commercial sales, joint venture investments, UPI and Pioneer, and natural gas retail sales.

Plans are in place to:

- Integrate marketing strategies across all sales channels to increase effectiveness and reduce costs,

- Implement initiatives to increase sales of premium products, such as Gold Diesel, and to reposition and regain sales volumes of Ultra 94,

- Grow non-fuel revenues (ANCILLARY INCOME) in a capital-effective manner through value-added strategic alliances, and

-    Continue to develop strategies to increase distillates sales.

Rack-Back is responsible for the procurement and manufacturing of a cost-competitive and reliable supply of petroleum and other energy products. In addition, Rack-Back is responsible for managing sales and distribution to the refinery's largest industrial and reseller customers.

Rack Back will also focus on:

- Creating strategies to reduce product costs, optimize production and improve supply-chain and energy-cost management for long-term growth and competitiveness,

- Positioning Sunoco to meet legislated limits on sulphur content in gasoline and diesel, which will be phased in between 2002-2005, and

- Developing economic options to reduce air emissions at the Sarnia Refinery to help meet Suncor's vision of long-term sustainability.

CAPITALIZE ON LONG-TERM GROWTH OPPORTUNITIES

Sunoco continues to assess the potential to market electricity in Ontario subsequent to the pending deregulation of electricity services. In conjunction with Suncor's Alternative and Renewable Energy business development group, Sunoco will continue to explore additional energy opportunities in its markets.

To further integrate Suncor's upstream and downstream businesses, Sunoco continues to assess new marketing and refining investment opportunities to grow the future value of Suncor and to capture the greatest long-term value from the increasing production from Oil Sands.


44  SUNCOR ENERGY INC. 2000 ANNUAL REPORT

                                 MANAGEMENT'S DISCUSSION AND ANALYSIS - SUNOCO

CONTINUE TO IMPROVE ENVIRONMENTAL PERFORMANCE

Sunoco continues to focus on environmental issues facing Ontario and Canada and to develop more environmentally responsible products. For example, in an effort to reduce carbon monoxide and carbon dioxide emissions, the Sunoco-branded retail network introduced ethanol-enhanced gasoline in late 1997. In 2000, Pioneer Petroleums, Sunoco's joint venture partner, expanded the market share of ethanol-enhanced gasoline when it joined Sunoco and UPI stations in selling the product.

Sunoco's certification to display Environment Canada's EcoLogo at its gasoline pumps and car washes demonstrates Sunoco's active commitment to offer products and services that meet the Canadian government's environmental labelling guidelines.

Reducing smog is an important goal for Sunoco. Sunoco continues to participate in Ontario's Pilot Emission Reduction Project by using a gasoline additive that reduces nitrogen oxides (NOX) from tailpipe emissions. This generated a total of 825 tons of NOX credits for Sunoco in 2000 compared with 275 tons of NOX emission credits in 1999. The 1999 emission reduction credits were sold to Ontario Power Generation Inc., and the proceeds were used to conduct a refinery-wide emission inventory assessment in 2000.

To support Suncor's goal of meeting or exceeding national and international commitments on greenhouse gas emissions, Sunoco is developing a plan in 2001 to reduce emissions at the Sarnia Refinery by 25% from 1995 levels by 2005.

In 2000, Sunoco worked with Conestoga-Rovers and Associates to pursue opportunities to produce energy from Ontario landfills. Methane gas from landfill sites has the potential to provide a reliable source of fuel for heating and generating electricity and carbon dioxide for possible commercial use. Landfill gas recovery also reduces greenhouse gas emissions and landfill odours.

RISK/SUCCESS FACTORS AFFECTING PERFORMANCE

While the downstream business environment improved in 2000 (as reflected in the overall performance), management expects fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue. Management believes the margin and price volatility and the below average inventory levels in crude and refined products that North America experienced in 2000 will continue to impact the business environment in which Sunoco operates in 2001. As Sunoco enters new markets, such as electricity retailing, it could be exposed to margin risk and volatility from either cost and/or selling price fluctuations or risks inherent in entering new markets.

The Canadian refining industry faces significant capital spending to construct sulphur removal facilities. This capital expenditure is required following the passage of legislation that limits sulphur levels in gasoline to an average of 150 parts per million (ppm) from mid-2002 to the end of 2004, and a maximum of 30 ppm by 2005. Actual capital spending required to meet the new standard is subject to the findings of a strategic assessment that is under way. A detailed implementation plan will be completed in 2001. No regulations have been tabled at this time with respect to sulphur levels in diesel, although Suncor expects limits that will be lower than its current capabilities. The cost to comply with these anticipated sulphur in diesel limits could be significant but are not expected to place the Company at a competitive disadvantage.

Also refer to "Environmental Regulation Risk/Success Factors" in the Corporate section of this MD&A.


                                     SUNCOR ENERGY INC. 2000 ANNUAL REPORT  45

MANAGEMENT'S DISCUSSION AND ANALYSIS

CORPORATE

SALE                                  LONG-TERM EMPLOYEE INCENTIVE PLAN
See note 5 to the Consolidated        See note 13 (b) to the Consolidated
Financial Statements.                 Financial Statements.

LINES OF CREDIT
See note 12 the the Consolidated
Financial Statements.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OVERVIEW

Suncor's corporate centre fulfills a number of roles that include supporting the Company's business units and Board of Directors. Corporate centre personnel are accountable for functions such as legal, taxation, risk management, company-wide human resource programs, treasury, corporate finance, alternative and renewable energy investment assessments, planning and business development, corporate communications and regulatory reporting at the corporate level.

RESULTS OF OPERATIONS AND INVESTING ACTIVITIES

2000 VS. 1999
EXPENSES INCREASED

Corporate expenses increased to $117 million in 2000 from $49 million in 1999. The primary reasons for the $68 million increase were an $80 million write-down of the carrying value of Suncor's investment in the Stuart Oil Shale Project in Australia and the expensing of additional costs of $12 million on the Stuart Project. These were partially offset by a foreign exchange gain of $11 million as the Australian dollar weakened against the Canadian dollar. Higher corporate expenses were partially offset by a lower interest expense of $10 million and a reduction in other expenses of $3 million. The reduction in interest expense is due to higher capitalization of interest expenses associated with Project Millennium capital spending.

The corporate centre had a net cash deficiency of $76 million in 2000, largely unchanged compared to the net cash deficiency of $73 million in 1999.

CONSOLIDATED BALANCE SHEET ANALYSIS

Higher commodity and refined petroleum product prices and higher sales volumes at the end of 2000 compared to the end of 1999 increased accounts receivable by $165 million. This increase was partially offset by the SALE of $35 million in accounts receivable.

An inventory increase of $31 million represents an increase in upstream inventory levels to reflect crude oil sales in transit at year-end. It is expected there will be a reduction in the inventory level in the first quarter of 2001.

Net capital assets increased by $1.4 billion in 2000. Capital assets increased by $1.7 billion due to Suncor's Project Millennium. These increases were partially offset by the sale in 2000 of Natural Gas capital assets with a net book value of $167 million and a $56 million write-down of capital assets in the Natural Gas business due to the change in strategy. There was also a before-tax write-down of $125 million in the carrying value of the Stuart Oil Shale Project asset.

Trade payables and accrued liabilities were $709 million at the end of 2000, $93 million higher than at the end of 1999. With the majority of material purchases now completed on Project Millennium, the project liabilities decreased by $86 million from year-end 1999. More than offsetting this decrease were higher liabilities associated with buying crude oil, feedstocks and refined products from third parties. A portion of the refined product purchases were required in the downstream business due to several unplanned outages at the Sarnia Refinery. Other factors that increased year-end payables and accrued liabilities were higher royalties, resulting from higher commodity prices, and an increase in reclamation activities in all three operating businesses.

Excluding cash, short-term borrowings and the current portion of long-term borrowings, Suncor had a working capital deficiency of $128 million at the end of 2000 compared to a deficiency of $225 million at the end of 1999. This $97 million improvement primarily reflected the impact of higher commodity prices. Suncor had in place $1.5 billion in unused LINES OF CREDIT to cover working capital deficiencies. With Project Millennium targeted to be in operation at the end of 2001, the working capital position is expected to improve, with the additional revenue resulting from the anticipated higher production levels.


46 SUNCOR ENERGY INC. 2000 ANNUAL REPORT

                              MANAGEMENT'S DISCUSSION AND ANALYSIS - CORPORATE

[GRAPHIC OF NORTH AMERICA HIGHLIGHTING ALBERTA CITIES]

Corporate Office employees are charged with supporting the goals of each of Suncor's businesses and developing strategic growth plans for the Company that ensure growth occurs in a sustainable manner and maximum shareholder value is created and optimized.

[PHOTOGRAPH OF MIKE O'BRIEN]

MIKE O'BRIEN
Executive Vice President,
Corporate Development and
Chief Financial Officer

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

For a description of future income tax assets and liabilities on the balance sheet refer to Note 6 in the Consolidated Financial Statements. These balances are expected to fluctuate based upon future earnings and capital expenditure levels. They could also fluctuate if government tax laws and regulations change.

CONSOLIDATED EARNINGS ANALYSIS

Sales and other operating revenues increased to $3,385 million in 2000, up from $2,383 million in 1999. The impact of higher commodity prices, both in the upstream and downstream businesses, increased revenues by $928 million. There were two factors that partially offset the benefit of the higher prices and are reflected in the $928 million figure. One is the impact of hedging activity in 2000, which reduced year-over-year revenues by $336 million. The second factor that reduced revenues in 2000 was lower prices from sour crude oil sales due to widening of the light/heavy crude oil differential.

Management believes the differential in 2001 will return to levels within a more historical range as demand is expected to increase, but the timing is difficult to predict because the determining factors are beyond Suncor's control. While crude oil sales volumes increased due to record Oil Sands sales levels, a decrease in conventional liquids and natural gas volumes resulted in a net $42 million negative impact on revenue. Downstream sales volumes increased 6%, adding $98 million to consolidated revenues. Additional ancillary income of $18 million was also recorded in the year.

The impact of higher feedstock and refined product prices in 2000 impacted Suncor's downstream business, which purchased both feedstocks and refined products. In 2000, a planned 32-day maintenance shutdown of the hydrocracker unit that produces transportation fuels, and operating difficulties in the fourth quarter, necessitated the purchase of additional finished product to meet customers' requirements. These factors increased costs for the year by $288 million.

Operating, selling and general expenses increased by $144 million, to $918 million in 2000 from $774 million in 1999. Higher operating costs in all operations represented $147 million of the year-over-year increase. The higher operating costs were due mainly to higher Oil Sands volumes, variable ore quality, higher energy costs, higher reclamation expense activities and higher maintenance costs at both Oil Sands and the Sarnia Refinery. The higher maintenance costs reflected a three-week period of extremely cold weather at Oil Sands and problems with major units at the Sarnia Refinery during the fourth quarter.

Increased operating costs were also due to higher expenditures in Sunoco's branded marketing operations. These included costs associated with increasing ancillary revenue, higher advertising expenses, as well as increased bank credit card costs due to the impact of higher crude oil prices that were reflected in higher selling prices and higher volumes. In addition, expenses also increased by $8 million due to a higher provision for LONG-TERM EMPLOYEE INCENTIVE PLAN costs in 2000. Costs associated with the Stuart Oil Shale Project were expensed after the asset write-down in the third quarter. This treatment resulted in $19 million in Stuart Project costs being expensed in 2000. Partially offsetting these increases was a foreign exchange gain of $11 million due to the weakening of the Australian dollar against the Canadian dollar related to the Stuart Project loan obligations. Volume-related expenses in NG were $19 million lower because volumes decreased due to property divestments.

Exploration expenses increased by $13 million in 2000 to $53 million, primarily as a result of higher dry hole costs.

Royalty expenses increased by $100 million in 2000 to $199 million. The increase was primarily due to higher commodity prices which were partially offset by the lower volumes resulting from divestments by the NG business.


                                      SUNCOR ENERGY INC. 2000 ANNUAL REPORT 47

MANAGEMENT'S DISCUSSION AND ANALYSIS - CORPORATE

* This section contains forward-                FUTURE INCOME TAXES
  looking information. Also refer               See Note 6 to the Consolidated
  to the Overview *** on page 29                Financial Statements.
  of this report.

Taxes, other than income taxes, increased by $27 million primarily due to higher sales volumes of taxable products (mainly transportation fuels) in the downstream business.

Depreciation, depletion and amortization (DD&A) increased by $47 million to $365 million in 2000 over 1999. An increase of $55 million was recorded in the Oil Sands business as explained on page 32 under the Oil Sands section (Expenses Increased). DD&A was reduced by $8 million primarily due to the lower asset base in the NG business after it divested nearly 30% of proven reserves held at the beginning of the year.

While interest costs increased in 2000 to $112 million from $71 million in 1999, net interest expense charged to the income statement in 2000 decreased to $8 million from $26 million in 1999. This reflected the high level of investment in Project Millennium and the resulting interest capitalization associated with this project. Interest costs associated with the Stuart Oil Shale Project have been charged to the income statement in the second half of 2000 with the decision to write down a portion of the carrying value of the project at the end of the second quarter.

With Project Millennium expected to begin commercial operations by 2002, interest charges now being capitalized will be expensed, thereby reducing future earnings.

Suncor's effective tax rate in both 2000 and 1999 was approximately 40%. The adoption in 2000 of the new standard for FUTURE INCOME TAXES resulted in the recognition of a $13 million reduction on the balance sheet and a corresponding increase in net earnings due to the revaluation of future income tax balances. This change was due to a reduction in the income tax rates by federal and provincial governments. These reductions only applied to Suncor's downstream business (Sunoco). Under the previous accounting standard, such adjustments would not have been made. As well, there was the recognition of a provincial benefit of $13 million due to provincial Crown royalties being in excess of the federal resource allowance deduction. This benefit was a result of the high commodity prices that increased Crown royalties and a high level of tax depreciation due to the high investing expenditures.

Suncor believes the effective tax rate in 2001 will be approximately 40%.

OUTLOOK*

In 2001, Suncor priorities include:

EXPAND OIL SANDS PRODUCTION AND INCREASE INTEGRATION

In 2001, Suncor's priority is to commission Project Millennium, a $2.8 billion project that is expected to increase Oil Sands' production capacity to 225,000 barrels per day by 2002. By increasing production capacity and improving efficiencies, Project Millennium is expected to reduce Oil Sands' unit cash costs.

Suncor's next stage of expansion is expected to progress in 2001 as the Firebag In-situ Oil Sands Project proceeds through the regulatory approval process. This commercial-scale in-situ project is targeted to add approximately 35,000 barrels of bitumen per day in 2005. To process the additional bitumen, Suncor plans to add a vacuum tower complex to increase the Oil Sands upgrading capacity to 260,000 barrels of oil per day in 2005. These plans are subject to Board of Directors and regulatory approvals.

The Company's long-term vision is to ultimately increase total production at its Oil Sands facilities through a combination of oil sands mining and in-situ development to approximately 400,000 to 450,000 barrels of oil per day in 2008. Any such plans toward realizing this long-term vision would be subject to Board of Directors and regulatory approvals.

Suncor's Oil Sands expansion will be supported by the continuing effort to further integrate the Company to capture more of the value between our upstream production and the end consumer. Suncor continues to evaluate several approaches to secure markets and transportation for its increasing Oil Sands production including the possible acquisition or joint venture of a refinery. In addition, the Company will continue efforts to enter into long-term sales agreements with other refiners in both Canada and the United States.

FOCUS ON BASE BUSINESS EXCELLENCE

Although the Oil Sands expansion is a critical part of Suncor's growth strategy, the Company realizes that properly managing its base business is important to achieving strong financial returns. Safe and efficient operations reduce the risk of production loss, environmental liability and the higher costs incurred in conducting unscheduled maintenance. In 2001, all of Suncor's businesses will continue to make base business excellence a priority and will focus on improving operational reliability. A key focus for the future will be to apply technological advancements that increase the efficiency of each business, reduce costs and improve


48 SUNCOR ENERGY INC. 2000 ANNUAL REPORT

                              MANAGEMENT'S DISCUSSION AND ANALYSIS - CORPORATE

                                        DUAL TRAINS
                                        The creation of parallel processes
                                        for the existing extraction and
                                        upgrading facilities along with
                                        additional mining equipment and
                                        increased energy services support.

environmental performance. Suncor's goal is to be one of the lowest-cost oil producers in North America and a top quartile competitor in each of its businesses.

INCREASE EMPHASIS ON SUSTAINABILITY

As the Company expands its hydrocarbon-based businesses with the accompanying increases in greenhouse gas emissions, management believes Suncor also needs to work concurrently toward the development of alternative and renewable sources of energy. Alternative energy sources have the potential for lower environmental impacts as well as creating additional business investment opportunities.

Early in 2000, Suncor announced plans to invest $100 million in alternative and renewable energy projects over a five-year period. During 2000, many opportunities were investigated and evaluated and Suncor expects that its plans to establish renewable energy businesses in the areas of wind, solar, run-of-river hydro, biomass and landfill gas, will result in investment decisions in 2001.

Suncor's effort to reduce greenhouse gas emissions will also be reflected in its pursuit of greater energy efficiency as an investment in the future viability of the business that could yield cost savings and improve competitive, as well as environmental, performance. Suncor's goal is to meet or exceed relevant national and international commitments to limit greenhouse gases in the atmosphere. In the context of current Canadian commitments, this involves lowering net greenhouse gas emissions to 6% below 1990 levels by 2010; an ambitious target given the Company's vision to produce 400,000 to 450,000 barrels of oil per day by 2008. Achievement of this commitment requires access to the flexibility mechanisms in the Kyoto Protocol, and the implementation of a meaningful credit for early action program in Canada.

LONG-TERM CORPORATE DEVELOPMENT

Suncor will continue to emphasize development of long-term strategic plans aimed at growing its current businesses and identifying ways to broaden the scope of the products and services the Company provides. As the Company moves forward it will work to introduce new strategies and technologies into its business model that will strengthen its economic performance and enhance shareholder value while also furthering its commitment to sustainable development and growth.

In 2001, Suncor will continue to examine development opportunities in surface mineable oil deposits. The Company is currently testing the commercial viability of producing oil from oil shale with the Stuart Oil Shale Project in Australia and has also assessed potential oil shale deposits in a number of other locations. Suncor is operating the Stuart Oil Shale Project, which is a joint venture with Southern Pacific Petroleum NL/Central Pacific Minerals NL (SPP/CPM).

During 2000, Suncor experienced operational issues with the first phase of the Stuart Oil Shale Project including the discovery of low levels of dioxin in plant emissions. The next stage of this project's commercial development has been put on hold until these issues and concerns about environmental and social impacts are addressed.

RISK/SUCCESS FACTORS AFFECTING PERFORMANCE

OIL SANDS

When Project Millennium is completed, an even greater portion of Suncor's financial performance is expected to be dependent on the performance of its Oil Sands operations. The Oil Sands business could account for 90% of Suncor's upstream production in 2002 compared to 70% in 1998. Assuming estimated economies of scale and reliability improvements are achieved, management believes its per barrel cash operating costs will decrease from 2000 levels in 2002 largely as a result of increased production associated with Project Millennium. See the Outlook section under "Oil Sands" for a more detailed discussion.

Suncor believes the planned increases in Oil Sands production present strategic advantages, as well as issues that require prudent risk management. The strategic advantages of Oil Sands growth include:

- Economies of scale associated with higher levels of production from the existing Oil Sands infrastructure,

- DUAL TRAINS in the extraction and upgrading processes provide flexibility to schedule periodic plant maintenance while continuing to generate production,

- The ability to leverage demonstrated operational experience and technologies, and

- Production growth without the exploration risk associated with conventional oil and gas operations.

The issues Suncor must manage include, but are not limited to:

- Suncor's ability to finance Oil Sands growth in a volatile commodity pricing environment. (Also refer to the section on Liquidity and Capital Resources.)


                                      SUNCOR ENERGY INC. 2000 ANNUAL REPORT 49

MANAGEMENT'S DISCUSSION AND ANALYSIS - CORPORATE


- Competition from new entrants in the oil sands business. This could take the form of competition for skilled people, increased demands on the Fort McMurray infrastructure (housing, roads, schools, etc.), or higher prices for the products and services required to operate and maintain the plant.

     Suncor has addressed these issues by developing a comprehensive recruitment strategy, working with the community to determine infrastructure needs, designing Oil Sands' expansion to reduce unit costs, capitalizing on technology advancements and seeking strategic alliances with service providers.

- Potential changes in the demand for refinery feedstocks and diesel. Suncor believes it can reduce the impact of this issue by entering into long-term supply agreements with major customers, expanding its customer base and offering customized blends of refinery feedstocks to meet customers' specifications.

- Preservation and protection of the environment. (See Environmental Regulation Risk/Success Factors on page 51.)


COMMODITY PRICES

Suncor's future financial performance remains closely linked to hydrocarbon commodity prices, which can be influenced by a number of factors including global and regional supply and demand factors, worldwide political events and the weather. These factors, amongst others, can result in a high degree of price volatility as illustrated over the last three years when the monthly average price for the benchmark WTI crude oil ranged from a low of U.S.$11.30 per barrel to a high in 2000 of U.S.$34.25 per barrel.

Suncor has partially offset the impact of crude oil price volatility by pursuing economies of scale and improving reliability at Oil Sands over the past five years. Crude oil and natural gas prices are based on a U.S. dollar benchmark, which results in Suncor's earned prices being influenced by the Canadian/U.S. currency exchange rate. This creates another element of uncertainty. The continued weakness in the Canadian dollar versus the U.S. dollar for the last three years ($0.67 Cdn:U.S.$ compared to $0.72 in 1997) increased Suncor's revenues, as measured in Canadian dollars. In the future, the strength of the Canadian dollar relative to foreign currencies could create uncertainties for Suncor. For example, a one cent change in the Australian/Canadian exchange rate on the Stuart Oil Shale Project borrowings will impact Suncor's after-tax earnings by approximately $1 million. (See Note 2 to the Consolidated Financial Statements.)


-------------------------------------------------------------------------------------
CRUDE OIL HEDGING PROGRAM
(AT DECEMBER 31, 2000)               2001       2002       2003       2004      2005
-------------------------------------------------------------------------------------
Barrels per day of Annual
  Crude Oil Hedged                 57,500     48,000          0          0         0
Current Annual Limits (barrels)    57,500     63,000     63,000     67,500    70,000
Hedged Price - Cdn$ per barrel      28.69      29.04         --         --        --
-------------------------------------------------------------------------------------

Suncor uses hedging as a risk management tool to reduce earnings and cash flow volatility. The annual limits may change, subject to Board approval, to reflect management's ongoing assessment of the risk it is willing to accept. The hedged price is a combination of the price for swaps and costless collars, and reflects the hedged foreign exchange rate and spot price, where appropriate. Refer to Note 18 in the Consolidated Financial Statements for additional information.

HEDGING

Suncor cannot control the prices of crude oil or natural gas, or currency exchange rates. However, the Company has a hedging program that fixes the prices of crude oil and natural gas and the associated foreign exchange, for a percentage of Suncor's total production volume. Suncor's risk management objective with the hedging program is to lock in prices on a portion of the Company's future production today, to reduce exposure to market volatility and ensure the Company's ability to finance its growth.

The Board of Directors meets with management regularly to assess Suncor's hedging thresholds in light of its price forecast and cash requirements. To add more certainty to Suncor's ability to finance its 2000 and 2001 capital programs, the Board authorized hedging up to 50% of its crude oil volumes in 2000 and 2001 with the authorized limit returning to 30% in 2002, 2003 and 2004. For natural gas, the Board authorized a hedging program that allows up to 50% of Suncor's volume to be hedged in the current year and subsequent year, 30% for the third year, and 15% for the fourth year. See Note 18 to the Consolidated Financial Statements for details of Suncor's hedge position as of December 31, 2000.

In 2000, crude oil, natural gas and currency exchange hedging activities decreased Suncor's earnings by $259 million. In 1999, hedging activities decreased earnings by $56 million.

OTHER FACTORS

Other critical factors affecting Suncor's financial results include volumes of refined product sales, margins on the sale of refined products, success of the exploration program, interest rates and the Company's ability to manage costs. Also refer to the note *** at the beginning of the MD&A, and to the Company's Annual Information Form, on file with securities regulators or available without charge from the Company.


50 SUNCOR ENERGY INC. 2000 ANNUAL REPORT

                              MANAGEMENT'S DISCUSSION AND ANALYSIS - CORPORATE

SENSITIVITY ANALYSIS

The following sensitivity analysis shows the main factors affecting Suncor's annual pretax cash flow from operations and after-tax earnings based on actual 2000 operations. The table illustrates the potential financial impact of these factors applied to Suncor's 2000 results. It should be noted that Natural Gas production in 2001 is expected to be lower than the 2000 average due to property divestments and natural reservoir declines. As well, with Project Millennium commissioning planned for the second half of 2001, Oil Sands production is expected to increase over 2000 levels. A change in any one factor could compound or offset other factors. Because this table does not incorporate potential cross-relationships, it would not necessarily accurately predict future results.

SENSITIVITY ANALYSIS

-------------------------------------------------------------------------------------------------------
                                                                              Approximate change in
                                                                          Pre-tax cash flow   After-tax
($ millions)                                   2000 Average     Change     from operations    earnings
-------------------------------------------------------------------------------------------------------
Oil Sands
  Price of crude oil ($/barrel)                     31.67      U.S.$1.00        26                15
  Light/heavy differential ($/barrel)                9.38      U.S.$1.00        15                 9
  Sales (barrels/day)                             115,600          1,000        12                 7
Natural gas
  Price of natural gas ($/thousand cubic feet)       4.72           0.10         5                 3
  Production of natural gas
  (millions of cubic feet/day)                        200             10        11                 4
Sunoco
  Retail gasoline margin (cents/litre)                6.6            0.1         2                 1
  Refining/wholesale margin (cents/litre)             5.9            0.1         4                 2
Consolidated
  Exchange rate: Cdn$:U.S.$                          0.67           0.01        13                 7
  Interest rate                                      6.0%*            1%         1                 0
-------------------------------------------------------------------------------------------------------

* Borrowings with interest at variable rates averaging 6.0% at December 31.

ENVIRONMENTAL REGULATION RISK/SUCCESS FACTORS

Environmental legislation affects nearly all aspects of Suncor's operations. These regulatory regimes are laws of general application that apply to Suncor in the same manner that they apply to other companies and enterprises in the energy industry. They require Suncor to obtain operating licences and to impose certain standards and controls on activities relating to mining, oil and gas exploration, development and production and the refining, distribution and marketing of petroleum products and petrochemicals. Environmental assessments are required before initiating most new projects or undertaking significant changes to existing operations.

In addition to these specific, known requirements, Suncor expects further changes will likely be required. Some of the issues under discussion include the possible cumulative impacts of oil sands development in the Athabasca region; the need to reduce or stabilize various emissions; issues relating to global climate change and greenhouse gas, including the potential impacts of government regulation as it relates to these issues; land reclamation and restoration; water quality; and reformulated gasoline to support lower vehicle emissions. Changes in regulation could have an adverse effect on Suncor from the standpoint of product demand, product formulation and quality, and methods of production and distribution and cost of operations. For example, cleaner-burning fuels may be mandated, causing additional costs that may or may not be recoverable in the marketplace. The complexity and breadth of these issues make it extremely difficult to predict their future impact on the Company. Management anticipates capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental regulations.


                                      SUNCOR ENERGY INC. 2000 ANNUAL REPORT 51

MANAGEMENT'S DISCUSSION AND ANALYSIS - CORPORATE

LIQUIDITY AND CAPITAL RESOURCES

Suncor's growth initiatives have increased net debt to $2.2 billion at December 2000 from $1.3 billion at December 1999. Capital investment from 2001 to 2003, including spending for the completion of Project Millennium, is currently planned in the $2.5 billion to $3 billion range. This is similar to the three-year period from 2000-2002.

In light of the revised Project Millennium capital cost estimate of $2.8 billion and the unpredictability of crude oil prices, Suncor has arranged an additional $500 million credit facility for one year. Suncor management believes its sufficient borrowing capacity and cash flow from operations will be sufficient to fund the completion of Project Millennium and ongoing operations and investing activities.

Crude oil prices, and to a lesser degree natural gas prices, and capital investing plans are important components in determining Suncor's yearly earnings and cash flow and net debt levels. In 2000, as in 1999, crude oil prices experienced extremes that were unanticipated. In 1999, the benchmark WTI price reached a low in the U.S.$10 per barrel range and reached a high of U.S.$40 per barrel at one point in 2000.

Suncor management does not believe crude oil prices will be sustained at the 2000 price level of an average U.S.$30 per barrel. In the preparation of its business plan for the next three years, Suncor has used a crude oil price assumption that is below the consensus of third party consultants. Suncor's business plans are based on assumptions that are generally at the conservative end of the range of such assumptions.

Suncor's financing and capital spending plans are based upon the following planning assumptions:


------------------------------------------------------------------------
RATIO OF NET DEBT/CASH FLOW
FROM OPERATIONS                 1996    1997     1998     1999     2000
------------------------------------------------------------------------
Number of times                  0.9     1.4      2.2      2.3      2.3
------------------------------------------------------------------------

Ratio could remain in the 2.0-2.5 times range depending upon commodity price assumptions and the timely completion and successful implementation of Project Millenium.

With the higher forecasted spending associated with Project Millennium, Suncor believes the debt/cash flow ratio could climb from its 2000 year-end level of 2.3 times to a short-term peak in the 3.5 times range. This reflects Suncor's current planning assumptions, especially the WTI price assumption. Utilizing assumptions for WTI that would average approximately U.S.$25 per barrel and a Henry Hub natural gas price assumption of U.S.$6.10, this ratio would be expected to be in the 2.0 - 2.5 times range. This is subject to the timely completion and successful implementation of Project Millennium and contingent on the Company's financial assumptions. Management believes expected increases in cash flow will reduce the debt/cash flow ratio to Suncor's long-term goal of 1.5 - 2.0 times range by the year 2002.

Based upon the prior year's capital investment levels and currently planned future investment levels, Suncor does not expect its upstream operations to be cash taxable until the middle of the current decade.


-----------------------------------------------------------------------------------------------------------
                                                       2000 Actual        Current Plan    Last Year's Plan
-----------------------------------------------------------------------------------------------------------
PLANNING ASSUMPTIONS                                   Average for        Average next        Average next
                                                          the year        3-year range        3-year range
-----------------------------------------------------------------------------------------------------------
Crude oil - WTI U.S.$ per barrel                             30.25       18.00 - 19.00       17.50 - 18.00
Natural gas - U.S.$/thousand cubic feet @ Henry Hub           3.90        3.00 -  3.50        2.45 -  2.55
Exchange rate: Cdn$:U.S.$                                     0.67        0.69 -  0.71        0.68 -  0.70
-----------------------------------------------------------------------------------------------------------

Note: The foregoing are planning assumptions and are not estimates or predictions of actual future events or circumstances.

52 SUNCOR ENERGY INC. 2000 ANNUAL REPORT

                              MANAGEMENT'S DISCUSSION AND ANALYSIS - CORPORATE

OPERATING COMMITMENTS

Throughout Suncor's more than 30-year involvement in its Oil Sands operations in northern Alberta, it has had to invest in assets and related services that in more developed geographic areas would be provided by third parties. These include assets such as crude oil and natural gas pipelines, electrical and steam generation facilities and accommodation for contract workers.

Suncor believes organizations with the specific expertise associated with such assets can provide more cost-effective services. As part of the Oil Sands growth initiatives, the Company will look to exit such businesses and obtain services from third parties whenever feasible. One example is Suncor's long-term agreement with TransAlta Energy Corporation to have that company build, own and operate a co-generation facility at Oil Sands with a portion of its output to help meet Suncor's long-term electricity and steam needs. While these existing arrangements, and any new arrangements, will continue to result in long-term operating commitments, the Company believes this approach has the potential to reduce operating and administrative expenses.

DIVIDENDS

During 2000, Suncor's quarterly common share dividend was $0.085 per share, unchanged from 1999 (after taking into consideration the two-for-one share split in the second quarter of 2000). Dividend levels are reviewed quarterly in light of Suncor's growth-related initiatives, financial position, financing requirements, cash flow and other factors considered relevant by the Board of Directors.


CAPITAL AND EXPLORATION INVESTING EXPENDITURES
-----------------------------------------------------------------------------------------------------
($ millions)                                        2001 Plan          2000 Actual       1999 Actual
-----------------------------------------------------------------------------------------------------
OIL SANDS (EXCLUDING PROJECT MILLENNIUM)
  Sustaining capital                                      107                    6                28
  Environmental                                             8                    1                 1
  Heavy oil - Firebag In-situ Oil Sands Project           124                   33                40
  Strategic
    Production improvements                                60                  132               203
    Expansion                                                                                      6
    Steepbank                                               0                    5                13
-----------------------------------------------------------------------------------------------------
Total                                                     299                  177               291
-----------------------------------------------------------------------------------------------------
PROJECT MILLENNIUM                                        450                1 631               806
-----------------------------------------------------------------------------------------------------
NATURAL GAS
  Exploration                                              11                   42                75
  Development                                              60                   65                75
  Environmental                                             1                    1                 1
-----------------------------------------------------------------------------------------------------
Subtotal finding and development capital                   72                  108               151
  Coal bed methane                                         10                    4                 2
  Other                                                    18                   15                 7
-----------------------------------------------------------------------------------------------------
Total                                                     100                  127               160
-----------------------------------------------------------------------------------------------------
SUNOCO
  Refining and distribution                                34                   20                18
  Retail marketing                                         24                   21                19
  Environmental                                            12                    3                 3
  Other                                                     3                    1                 2
-----------------------------------------------------------------------------------------------------
Total                                                      73                   45                42
-----------------------------------------------------------------------------------------------------
CORPORATE
  Stuart Oil Shale Project                                 --                   18                51
  Other                                                    --                   --                --
  Alternative and renewable energy                         13                   --                --
-----------------------------------------------------------------------------------------------------
GRAND TOTAL                                               935                1 998             1 350
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------


                                      SUNCOR ENERGY INC. 2000 ANNUAL REPORT 53